Exhibit 99.1

Company Contact:
Jefferey Morris
Vice President and Interim Chief
Financial Officer (954) 590-9000

BIRKS GROUP REPORTS SECOND QUARTER COMPARABLE STORE SALES INCREASE of 24% AND MID-YEAR FINANCIAL RESULTS

Montreal, Quebec. November 19, 2014- Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT:BGI), which operates 49 luxury jewelry stores across Canada, Florida and Georgia, reported second quarter sales results and year-to-date financial results for the twenty-six week period ended September 27, 2014.

For the 13 Weeks Ended September 27, 2014 compared to the 13 Weeks Ended September 28, 2013:

•	Comparable store sales were up 24% as compared to the prior fiscal year; and

•	Net sales increased 14.3% to $65.5 million from $57.3 million in the prior fiscal year.

For the 26 Weeks Ended September 27, 2014 compared to the 26 Weeks Ended September 28, 2013:

•	Comparable store sales were up 20% as compared to the prior fiscal year;

•	Net sales increased 9.7% to $139.7 million from $127.4 million in the prior fiscal year;

•	Gross profit increased 6.2% to $55.4 million from $52.2 million;

•	Operating income for the period increased by $5.9 million to $2.7 million compared to an operating loss of $3.3 million in the prior fiscal year period; and

•	The net loss for the period was $4.0 million, or $0.22 per share, compared to a net loss of $7.7 million, or $0.50 per share, in the prior fiscal year period. Excluding the impact of $1.7 million of restructuring charges and $1.5 million of additional charges incurred related to the amendments of the Company’s senior secured revolving credit agreement and senior secured term loan in June 2014 and July 2014, the Company’s net loss for the period was $0.8 million or $0.05 per share.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are extremely pleased with our performance during the first half of the fiscal year. Our strategies which we began implementing during the prior fiscal year are delivering strong sales growth and are providing the Company with significant momentum as we head into the holiday period.”

Second Quarter Fiscal 2015 Sales Results

Net sales for the thirteen weeks ended September 27, 2014, increased by 14.3% to $65.5 million from $57.3 million for the thirteen weeks ended September 28, 2013. The $8.2 million increase in net sales is primarily attributable to a 24% increase in comparable store sales partially offset by $1.1 million of lower sales related to 4 fewer stores than the prior year, $1.4 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar and $0.6 million of decreased revenues related to non-retail activities (primarily lower revenues from refining activities). The comparable store sales increase of 24% reflects a 17% comparable store sales increase in Canada and a 29% increase in the U.S. The increases in comparable store sales in the U.S. was primarily driven by higher average sales as well as a higher number of sales transactions associated with an increase in traffic reflecting the success of the Company’s watch brand sales strategy in the U.S. and client acquisition strategies as well as the impact of higher sales in stores renovated in the past two years. In Canada, the increase in comparable store sales was primarily related to a higher average sale transaction reflecting the success of the Company’s strategy to introduce new watch brands while expanding its offering of select watch and fine jewelry brands, together with the success of the Birks 135th Anniversary celebrations.

Six-Month Fiscal 2015 Financial Results

Net sales for the twenty-six weeks ended September 27, 2014 increased by 9.7% to $139.7 million from $127.4 million for the twenty-six weeks ended September 28, 2013. The $12.3 million increase in net sales is primarily attributable to a 20% increase in comparable store sales and $1.2 million of higher sales related to two new store locations partially offset by $6.6 million of lower sales related to the closure of six store locations in the past sixteen months and the temporary closure of two stores being relocated, $3.6 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar and $1.3 million of decreased revenues related to non-retail activities (corporate sales, refining activities and internet sales). The comparable store sales increase of 20% reflects a 14% comparable store sales increase in Canada and a 25% comparable store increase in the U.S. The increase in comparable store sales in the U.S. was primarily attributable to both a higher number of transactions and an increase in average sale mainly driven by higher timepiece sales and the impact of higher sales in the stores renovated in the past two years, while the increase in comparable store sales in Canada was primarily related to a higher average sale transaction driven by higher bridal, fine jewelry, including Birks branded fine jewelry and timepiece sales.

Gross profit was $55.4 million, or 39.6% of net sales in the first twenty-six weeks of fiscal 2015, as compared to $52.2 million, or 40.9% of net sales, in the prior fiscal year comparative period. Excluding $1.6 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, gross profit increased by $4.8 million compared to the prior fiscal year. The 130 basis point gross margin rate decrease was primarily attributable to a 120 basis point decrease in retail gross margin associated with product sales mix with sales of higher priced products which have a lower margin rate representing a larger percentage of the overall retail sales while at the same time continuing to aggressively reduce inventory of discontinued products and brands.

Selling, general and administrative expenses (“SG&A”) for the period were $49.7 million, or 35.6% of net sales, as compared to $52.7 million, or 41.4% of net sales, in the prior fiscal year. SG&A expenses decreased by $4.7 million compared with the prior fiscal year before incurring $1.7 million of higher costs related to the Company’s restructuring plan. The decrease in SG&A included a $1.5 million decrease in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar, $2.1 million of lower expenses related to operating six less stores and relocating two stores and $1.2 million of lower marketing costs.

Interest and financial costs increased by $2.2 million during the first half of fiscal 2015 compared to the same period in the prior fiscal year. The increase is primarily related to $1.5 million of cost related to amending the Company’s senior secured credit facilities during the first half of fiscal 2015, including a $1.0 million debt extinguishment charge related to the Company’s amendment of its term loan in June 2014. The remaining increase of $0.7 million is due to higher interest rates on the Company’s debt and a higher average level of total debt during the first half of the current fiscal year.

Inventory totaled $150.4 million at September 27, 2014, as compared to $158.2 million at September 28, 2013, a decrease of $7.8 million, or 4.9%. Excluding the impact of $6.5 million of foreign currency translation, the Company’s inventory decreased by $1.3 million. The decrease in inventory was primarily related to the closure of four store locations.

Interest bearing debt totaled $131.7 million at September 27, 2014, as compared to $132.1 million at September 28, 2013, a decrease of $0.4 million. Excluding the impact of $5.4 million of foreign currency translation, the Company’s interest bearing debt increased by $4.9 million. The Company’s excess borrowing capacity under its senior secured revolving credit facility was $11.2 million at September 27, 2014 compared to $21.6 million at September 28, 2013. The decrease in excess borrowing capacity reflects a $10 million availability reserve currently required to be maintained by the Company under its senior secured revolving credit facility at all times. The Company continues to be actively engaged in identifying alternative sources of financing to provide greater financial resources for the Company’s operations and capital investment needs.

Conference Call Information

A conference call to discuss the results of the 26-week period ended September 27, 2014, is scheduled for today, November 19, 2014 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-312-3048 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-457-2083 prior to the presentation. The conference call will also be web-cast live at www.birksgroup.com. A replay of this call will be available until 11:59 pm Eastern Time on November 26, 2014 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 1829608.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of November 2, 2014, we operated 28 stores under the Birks brand in most major metropolitan markets of Canada, 18 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expectation that it strategies, which the Company began implementing during the prior fiscal year, will provide the Company with significant momentum as it heads into the holiday period. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially is set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Twenty-six Weeks Ended September 27, 2014	Twenty-six Weeks Ended September 28, 2013

Net sales	$139,740	$127,408
Cost of sales	84,339	75,249

Gross profit	55,401	52,159

Selling, general and administrative expenses	49,713	52,727
Depreciation and amortization	2,997	2,699

Total operating expenses	52,710	55,426

Operating income (loss)	2,691	(3,267)
Interest and other financial costs	6,695	4,459

Loss before income taxes	(4,004)	(7,726)
Income tax expense	—	18

Net loss	$(4,004)	$(7,744)

Weighted average common shares outstanding:
Basic and diluted	17,923	15,390

Net loss per common share:
Basic and diluted	$(0.22)	$(0.50)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 27, 2014	September 28, 2013

ASSETS
Current Assets:
Cash and cash equivalents	$2,963	$2,683
Accounts receivable, net	6,556	6,493
Inventories	150,413	158,168
Prepaids and other current assets	2,713	4,253

Total current assets	162,645	171,597

Property and equipment	31,679	28,373
Intangible assets	1,041	1,084
Other assets	2,942	2,149

Total non-current assets	35,662	31,606

Total assets	$198,307	$203,203

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$76,017	$76,894
Accounts payable	46,035	45,361
Accrued liabilities	7,698	9,112
Current portion of long-term debt	3,629	3,723

Total current liabilities	133,379	135,090

Long-term debt	52,042	51,521
Other long-term liabilities	3,307	3,327

Total long-term liabilities	55,349	54,848

Stockholders’ Equity:
Common stock	69,563	69,465
Additional paid-in capital	16,066	15,956
Accumulated deficit	(79,659)	(77,598)
Accumulated other comprehensive income	3,609	5,442

Total stockholders’ equity	9,579	13,265

Total liabilities and stockholders’ equity	$198,307	$203,203